FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 15, 2012, regarding its financial results for the First Quarter of 2012.

Santiago, Chile, May 15, 2012, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the first quarter 2012.

Figures are expressed in nominal terms, unless otherwise stated. Also, certain figures included in this report have been rounded for ease of presentation, while percentage figures have not in all cases been calculated on the basis of such rounded figures, but on the basis of such figures prior to rounding.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

•CORREDORES DE BOLSA •ADMINISTRADORA GENERAL DE FONDOS •

CORREDORES DE SEGUROS •ASESORIA FINANCIERA •

FACTORING •SECURITIZADORA •

1st Quarter 2012

‘A Record Quarter, A Challenging Year’

HIGHLIGHTS

•             During the 1Q12 we posted a record net income of Ch$121 billion, which enabled us to become the market leader in net income with a 28% market share.

•             Also, we remain as the most profitable bank in Chile, posting a ROAE of 23.8% and a ROAA of 2.2% as of March 31, 2012.

•            Our loan portfolio maintains solid growth by recording a 19.4% YoY rise. We gained 55 bp market share YoY.

•             We became the 1st LatAm Commercial Bank in placing Commercial Papers in the US for an amount of US$180 million.

Arturo Tagle, CEO: ‘We have started 2012 in a good way. We just finished a record quarter, reaching a net income of Ch$121 billion. This is the result of a comprehensive strategy that implies proper management of all of the business scopes. In this line, we believe 2012 will be positive but challenging, and although we expect the economy will evolve positively, we will follow carefully every business-related risk and we have already made decisions in that direction. A new consumer-oriented regulation has been passed and it may be supplemented by another bill that is related to maximum lending interest rates. In this respect, we are confident that we can successfully overcome these regulation changes, because service quality and transparency have always been basic components of our business relations. Thus, in 2012 we expect to keep growing in loans — especially in segments with higher profitability — and our objective is to continually maintain a suitable risk-return relation. This approach will allow us to remain a leading player in the local industry and a profitable investment for our shareholders’.

Pedro Samhan, CFO: ‘For first time in our history we have surpassed the Ch$120 billion threshold in net income for a quarter. We are very proud of our performance, which has allowed us to remain the most profitable bank in Chile, with a ROAE of 24% in the 1Q12. As mentioned by our CEO, this is a promising start that is supported by a positive performance in our core business. Actually, despite the YoY increase posted by our loan loss provisions, in line with a slowdown observed in the local economy as well as in the credit market, our operating revenues — net of provisions for loan losses — recorded a 4.9% YoY increase. This rise was based on our loan portfolio growth, a robust funding from non-interest bearing liabilities and a proactive management of our balance sheet gaps. On the expense side, we are maintaining our cost base under control. Our efficiency is returning to mid-term levels, reflecting the effectiveness of our strict cost control policies. We will continue to reinforce an efficiency culture across the corporation’.

Sergio Karlezi, Treasurer: ‘Our growth imposes significant challenges in funding matters. For this reason, 2011 was an active year in seeking new funding opportunities and markets. At the beginning of this year we foresaw that 2012 would not be any different. Now, we are proud to report that we just completed the registration of a Commercial Paper Program in the US market for an amount of US$1,000 million. We are the first commercial bank in Latin America to utilize this cost-effective funding alternative. On May 7 and 8, 2012 we successfully placed an initial tranche of ~US$180 million. This is the result of our outstanding financial performance, together with our excellent credit ratings, all of which have facilitated our access to international markets’.

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except for percentages)	1Q11	1Q12	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	218,176	254,817	16.8%
Net Fees and Commissions	78,015	75,266	(3.5)%
Other operating income	7,244	7,637	5.4%
Total Operating Revenues	303,435	337,720	11.3%
Provisions for loan losses	(26,120)	(46,950)	79.7%
Operating expenses	(141,403)	(155,350)	9.9%
Net income (3)	116,885	121,161	3.7%
Earnings per Share
Net income per share (Ch$)	1.42	1.39	(1.6)%
Book value per share (Ch$)	17.10	20.32	18.8%
Shares Outstanding (Millions)	82,551.70	86,942.51	5.3%
Balance Sheet (Millions of Ch$)
Loans to customers	14,871,771	17,754,739	19.4%
Total assets	19,399,626	21,955,641	13.2%
Equity	1,411,515	1,766,587	25.2%
Profitability Ratios
Return on average assets (ROAA)	2.5%	2.2%	(27	)bp
Return on average equity (ROAE)(4)	28.1%	23.8%	(434	)bp
Net Financial Margin(5)	5.0%	4.9%	(8	)bp
Efficiency ratio	46.6%	46.0%	(60	)bp
Credit Quality Ratios
Total Past Due / Total Loans	1.2%	1.1%	(2	)bp
Allowances / Total loans	2.6%	2.2%	(32	)bp
Allowances / Total Past Due	2.19	x	1.95	x	(0.24	)x
Provisions / Avg. Loans	0.7%	1.1%	+36	bp
Capital Adequacy Ratios
Total Capital / Risk Adj. Assets	12.6%	12.7%	+12	bp

(1) See pages 9 to 12.
(2) Net interest income, foreign exchange transactions and net financial operating income.
(3) Net Income attributable to Bank’s owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

DOMESTIC ECONOMY

•                  According to the report released by the Central Bank in March, the local economy grew at 6.0% in 2011. On a QoQ basis, the higher growth rates were concentrated on the first half of the year, whereas evidence of a slowdown was observed in the second half of the year.

•                  Conversely, despite the uncertainty regarding the global economy, GDP grew 5.6% in the 1Q12, steered by all of the economic sectors, as well as an additional day in Feb-12. As a result, GDP is expected to grow about 4.5% in 2012.

•                  As for the aggregate demand, private consumption is showing a tempered slowdown after a 9% growth in 2011, while investment — that grew 18% last year and posted double-digit rates in every quarter — is expected to maintain a solid growth in 2012.

•                  On the inflation side, CPI was volatile during the 1Q12, mainly due to food and transportation prices. As of March 31, 2012 CPI accumulated a 0.6% YTD increase and a 3.8% YoY variation. For 2012, inflation is expected to reach about 3.5%.

•                  Finally, after a reduction of 25 basis points last January, the Central Bank has decided to maintain the Monetary Policy Interest Rate in 5.0% and stop decreasing this reference rate, partly due to lower concerns about global economy, but mostly to avoid inflationary pressures in the local economy.

KEY FIGURES

GDP & Consumption

(12 months % change)

Inflation & Monetary Policy Rate

(12m % change and %)

BANKING INDUSTRY

•                  In the 1Q12, the Chilean banking system reached a net income of Ch$430 billion, 3.2% (Ch$14 billion) below the the 1Q11’s figure, though 6.2% (Ch$25 billion) above last quarter’s amount.

•                  On a YoY basis the lower net income is mostly explained by greater provisions for loan losses (Ch$112 billion) and operating expenses (Ch$51 billion). These negative factors were partly offset by a YoY increase in operating revenues (Ch$130 billion) that was supplemented by lower income tax (Ch$19 billion).

•                  As for profitability, the industry achieved ROAE of 16.2% in 1Q12, which is 3.0% below the 1Q11’s figure, mostly due to capital increases carried out by some banks during 2011.

•                  In terms of business scale, the banking system recorded a 16% YoY growth in total loans, but posted a moderate slowdown on a quarterly basis from the 1Q11. Commercial loans continued to be the main growing product (17% YoY), followed by consumer loans (+16% YoY) and residential mortgage (+13% YoY).

•                  The tempered slowdown observed in loans has to do with the high basis for comparison associated with a very positive economic cycle in the first half of 2011, which is expected to moderate this year. This also explains an increase in overdue consumer loans, from a 3-year low of 2.16% as of Apr-11 to 2.38% as of Mar-12, as percentage of the total balances, which resulted in greater provisions for loan losses.

•                  Regarding the market share in total loans, in the 1Q12 Banco de Chile ranked second among the most growing banks by gaining 55 bp. market share in the last 12 months, behind Corpbanca that recorded the higher expansion with a yearly gain of +94 bp., based on a significant growth in commercial loans.

KEY FIGURES

Industry’s Net Income & ROAC

(In billions of Ch$, except for %)

Annual Market Share Gain in Loans

(Basis points as of Mar. 31, 2012)

19.7%	8.0%	13.0%	7.1%	19.7%
Market Share in Loans as of Mar.31, 2012

NET INCOME

We have ended a record quarter, reaching a net income of Ch$121 billion. This figure is 21.7% above the previous quarter and reflects a 3.7% YoY increase. Also, our ROAE reached 23.8% in the 1Q12, based on a P&L that does not include extraordinary charges as in previous quarters. The factors that support this performance were:

•                  A solid YoY loan portfolio growth that remains at double-digit rates and a slight upward trend observed in lending spreads over the last three quarters, though still below 1Q11’s figures.

•                  Consistent leading market position in current accounts and demand deposits amid a scenario of high nominal interest rates.

•                  Inflation above market expectations and last year’s figures that has increased the contribution from our UF net asset position.

•                  Lower income tax due to the decrease in the corporate statutory tax rate from 20.0% in 2011 to 18.5% in 2012.

The aforesaid was partially offset by:

•                  A YoY increase in provisions for loan losses, as a result of greater balances of overdue loans, consistent with the trend observed for the whole Chilean banking industry and a volume effect associated with the increase in our loan portfolio.

•                  Greater — yet controlled — operating expenses, in line with the annual growth in our business scale.

•                  Slightly lower income from fees and commissions, mainly fostered by lower activity in some of our subsidiaries.

As of March 31, 2012 we were the market leader in profitability, with the highest ROAE in the Chilean banking industry, and also we became number one in net income, with 28.2% market share.

KEY QUARTERLY FIGURES

(In billions of Ch$, except for %)

(1)           ROAE excludes provisions for minimum dividends.

OPERATING REVENUES

Our operating revenues posted an 11.3% YoY rise, from Ch$303.4 billion in the 1Q11 to Ch$337.7 billion in the 1Q12. This YoY change was mainly fostered by:

•                  A solid commercial activity. Our average balances of loans to customers increase 19.2% YoY, which allowed us to more than offset a 15 bp. decrease posted by lending spreads.

•                  A 13.3% YoY in our average balances of current accounts and demand deposits, which enabled us to maintain the market leadership in this matter. This volume effect, along with higher nominal interest rates in the 1Q12 as compared to the 1Q11, permitted us to increase the contribution from these non-interest bearing liabilities that finance 24.8% of our assets.

•                  A greater income from our UF net asset position due to a higher inflation — measured as UF variation - in the 1Q12 (+1.07%) as compared to the 1Q11 (+0.57%).

The above was partly offset by:

•                  Lower results from the balance sheet gap related to interest rates, based on a less favourable yield curve.

•                  A 3.5% YoY decline in fees and commissions, prompted by lower fees from specialized financial services (mutual funds and stock brokerage) that were partly offset by greater fees from traditional banking products (credit and debit cards).

All the above derived in a 9 bp. YoY rise in net interest margin. This was despite the 18.8% YoY growth in average interest earning assets and — mainly — due to the 21.0% YoY rise in net interest income. Conversely, our net financial margin dropped 8 bp YoY.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Revenues

(in millions of Ch$)	1Q11	1Q12	YoY Chg.
Net Interest Income	201,963	244,355	21.0%
Net Fees and Commissions	78,015	75,266	(3.5)%
Net Financial Operating Income	28,100	(1,779)	—
Foreign exchange transactions	(11,887)	12,241	—
Other operating income	7,244	7,637	5.4%
Total Operating Revenues	303,435	337,720	11.3%
Net Financial Margin	5.02%	4.94%	(8	)bp
Net Interest Margin	4.65%	4.74%	+9	bp

PROVISIONS FOR LOAN LOSSES

Our provisions for loan losses posted a 79.7% YoY growth, from Ch$26 billion in the 1Q11 to Ch$47 billion in the 1Q12. This YoY variance was mainly a consequence of:

•                  Increasing levels of overdue loans across the whole industry, mostly concentrated on our retail banking segment, as a result of the slowdown observed in the aggregate demand and commercial activity in the 2nd half of 2011.

•                  As past-due indicators are important inputs for our credit risk models, we established further provisions in order to prevent potential losses associated with this trend.

•                  A volume effect related to the 19.2% YoY rise posted by our average loans, especially due to a 17.6% YoY rise recorded by our average balance of consumer loans.

Due to the above and according to our prudent risk approach, we have tightened our credit risk criteria during the credit-assessment stage and reinforced our collection duties, in order to maintain our asset quality at appropriate levels.

As a result, our provisions for loan losses rose from 0.72% in the 1Q11 to 1.08% in the 1Q12 as a percentage of our average loans. Worth noting is that 1Q11 is a low basis for comparison, as the ratio posted a 3-year low in that quarter. Also, our ratio of provisions to average loans remains well below the industry figure that accounted for 1.40% (ex - Banco de Chile) in the 1Q12.

Also, we remain as one of the safest banks in the local industry, with allowances that double our total past due loans, which in turn represent 1.15% of our total loans. These indicators outperform those of the industry (ex - Banco de Chile) that amounted to 0.83x and 2.63%, respectively.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Allowances and Provisions for Loan Losses

(in millions of Ch$)	1Q11	1Q12	YoY Chg.
Allowances for Loan Losses
Initial Allowances	376,986	384,490	2.0%
Charge-offs	(31,713)	(42,310)	33.4%
Provisions established, net	35,783	55,269	54.5%
Final Allowances	381,056	397,449	4.3%
Provisions for Loan Losses
Provisions Established	(35,783)	(55,269)	54.5%
Prov. Financial Guarantees	(1,826)	(639)	(65.0)%
Additional Provisions	428	0	—
Recoveries	11,061	8,958	(19.0)%
Provisions for Loan Losses	(26,120)	(46,950)	79.7%

Credit Quality Ratios	1Q11		1Q12		YoY Chg.
Allowances / Total loans	2.56%		2.24%		(32	)bp
Allowances / Total Past Due	2.19	x	1.95	x	(0.24	)x
Provisions / Avg. Loans	0.72%		1.08%		+36	bp
Charge-offs / Avg. Loans	0.87%		0.97%		+10	bp
Total Past Due / Total Loans	1.17%		1.15%		(2	)bp
Recoveries / Avg. Loans	0.30%		0.21%		(9	)bp

OPERATING EXPENSES

Our operating expenses recorded a 9.9% YoY growth, from Ch$141.4 billion in the 1Q11 to Ch$155.4 billion in the 1Q12. This increase is in line with the increment shown by our commercial activity and operating revenues that grew at a proportionally higher rate. The factors that support the YoY rise in our expenses were:

•                  Personnel expenses that increased Ch$6 billion on a YoY basis. This variance is in line with: (i) inflation (3.6% in the period), (ii) salary increases as a result of the collective bargaining process carried out in 2011, and (iii) greater headcount in our commercial areas that led to further variable compensation.

•                  Administrative expenses that grew Ch$2 billion YoY, which is aligned with inflation and also the expansion of our distribution network, in branches as well as ATMs.

•                  Other operating expenses that increased from Ch$9 billion in the 1Q11 to Ch$15 billion in the 1Q12, which was mainly explained by contingency provisions.

The tempered growth in operating expenses, which in turn was proportionally lower than the rise in our operating revenues (11.3% YoY), supported an efficiency ratio (cost-to-income) improvement of 60 bp., reaching 46.0% in the 1Q12. Similarly, our ratio of operating expenses to average assets recorded a 17 bp. improvement, which reflects the economies of scale we have achieved as a result of the expansion of our distribution network and our loan portfolio growth.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	1Q11	1Q12	YoY Chg.
Personnel expenses	(69,107)	(75,204)	8.8%
Administrative expenses	(55,548)	(57,525)	3.6%
Depreciation and Amort.	(7,737)	(7,720)	(0.2)%
Impairments	—	—	—
Other Oper. Expenses	(9,011)	(14,901)	65.4%
Total Oper. Expenses	(141,403)	(155,350)	9.9%

Additional Information	1Q11	1Q12	YoY Chg.
Efficiency Ratios
Op. Exp. / Op. Rev.	46.6%	46.0%	(60	)bp
Op. Exp. / Avg. Assets	3.0%	2.8%	(17	)bp
Headcount & Branches
Headcount (#)	14,143	14,114	(29)
Branches (#)	421	430	+9

LOAN PORTFOLIO

Our loan portfolio continues to grow although at lower QoQ rates, evidencing a slowdown in the credit market. On a YoY basis, our total loans posted a rise of 19.4% from Ch$14.9 trillion as of Mar-11 to Ch$17.8 trillion as of Mar-12. This YoY growth enabled us to gain 55 bp market share in the last 12 months, attaining a 19.7% stake as of March 31, 2012. Our position is result of:

•                  A sustained leadership in commercial loans supported by a balance of Ch$11.3 trillion and YoY growth of 18.8%. This led to 20.3% market share, entailing 25 bp YoY gain. This behaviour has to do with a greater demand for credit from SMEs and large companies (annual sales between US$3-140 million) that derived in 18.9% and 17.4% YoY growth rates, respectively, prompted by investment decisions made by companies in the second half of 2011. Also, we noted a 36.4% YoY rise in Foreign Trade loans to large companies, specially steered by a higher import activity due to the Ch$ appreciation in the 1Q12 that motivated consumption and investment.

•                  Residential mortgages loans that continue to show a growing pace. As of March 31, 2012 we had outstanding balances of Ch$3.8 trillion that represented 24.0% YoY rise. This upsurge permitted us to gain 153 bp market share, reaching a stake of 16.8%. Based on attractive value offerings to our customers and a competitive cost of funding, we have been able to reduce the gap with the market leader from 8.8% as of December 31, 2010 to 6.0% as of March 31, 2012. Also, this is a strategic product that allows us to build long-term relationships with customers.

•                  Consumer loans that maintain an upward trend (+15.5% YoY), although at lower QoQ rates. The advance was mainly related to a 27.0% YoY rise in credit card loans (supported by our loyalty programs and consumer confidence) and — into a lesser extent — a 13.3% YoY increase in installment loans. Our aim is to continue enhancing this business based on a fair risk — return relationship, in order to remain as a relevant player within the industry. As of Mar-12 we held a market share of 22.2%.

KEY QUARTERLY FIGURES

(In Billions of Ch$, except for %)

BCH’s Market Position

(Market Share as of March 31, 2012)

Item	Mkt.Sh.	12m-Chg.		Position
Commercial Loans	20.3%	+25	bp	#1
Residential Mortgage	16.8%	+153	bp	#3
Consumer Loans	22.2%	(13	)bp	#2
Loans	19.7%	+55	bp	#2
Current Acc. & Dem. Deposits	24.2%	+59	bp	#1

FUNDING STRUCTURE

The growth recorded by our business scale has imposed important challenges in terms of funding.

In fact, due to the higher interest rates paid for deposits, customers have preferred profitability, rather than liquidity. For this reason and also due to our strong presence in debt issuance, our average interest bearing liabilities grew 20.2% YoY as of Mar-12.

Despite the above, we remain as market leader in current accounts and demand deposits with a 24.2% stake. These liabilities fund 24.8% of our assets, the highest portion among Chilean banks, and provide us with a competitive advantage amid a scenario of higher interest rates vis-à-vis Mar-11. The positive interest rate effect has enabled us to more than offset the lower growth rates in average non-interest bearing liabilities that rose 6.8% YoY as of Mar-12.

The above has allowed us to successfully support our business growth, based on a convenient funding mix, which is reflected by a ratio of average interest earning assets to interest bearing liabilities of 1.51x as of Mar-12 as compared to 1.53x as of Mar-11.

Finally, in order to continue diversifying our funding sources we just registered a Commercial Paper Program in the US for an amount of US$1,000 million. On May 7 and 8, 2012 we placed US$180 million of this debt shelf. We became the first LatAm commercial bank in using this attractive and competitive funding source.

KEY QUARTERLY FIGURES

(In Billions of Ch$, except for %)

EQUITY

Our equity recorded a 25.2% YoY rise, from Ch$1,411.5 billion as of March 31, 2011 to Ch$1,766.5 billion as of March 31, 2012, which entails an annual variance of Ch$355 billion. This increase is mostly explained by:

•                  Approximately Ch$210 billion associated to the completion of our capital increase in 2011.

•                  The capitalization of Ch$74 billion related to the retention of 30% of our 2011’s net distributable earnings (after the payment to the Central Bank corresponding to 100% of SAOS’s stake in our dividends plus SM-Chile A stake). Worth noting is that our dividend yield was 3.9% as of March 31, 2012, as published by Bloomberg.

•                  Roughly Ch$58 billion of our 2011’s net income that was retained in order to recognise the effect of accumulated inflation on the shareholders’ equity (difference between total and distributable earnings).

•                  Nearly Ch$9 billion of greater net income (net of provisions for minimum dividends) for the 1Q12 as compared to the 1Q11.

The above-mentioned has enabled us to reinforce our capital base, in line with our growth expectations. Thus, our Tier I ratio increased from 6.3% as of March 31, 2011 to 6.9% as of March 31, 2012. This figure is 2.3 times above the regulatory limit of 3% required by the Chilean regulation.

Similarly, our BIS ratio reached 12.7% as of March 31, 2012, maintaining a flat trend as compared to the figure recorded as of March 31, 2011. This ratio is 2.7% above the regulatory threshold imposed to us by the Chilean regulator.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$, except for %)

Equity	Mar-11	Mar-12	YoY Change
Capital & Reserves
Capital	1,226.0	1,510.0	23.2%
Reserves	119.5	177.6	48.6%
Other accounts	9.0	12.9	42.6%
Earnings
Retained Earnings	16.1	16.4	1.8%
Income for the Period	116.9	121.1	3.7%
Provisions for Minimum Dividends	(76.0)	(71.4)	(6.0)%
Minority Interest
Minority Interest	0.0	0.0	0.0%
Total Equity	1,411.5	1,766.6	25.2%

Capital Adequacy Ratios	Mar-11	Mar-12	YoY Chg.
Shareholders Equity / Assets(1)	7.3%	8.1%	+77	bp
Tier I (Basic Capital) / Assets(1),(2)	6.3%	6.9%	+57	bp
Tier I (Basic Capital) / RWA(2),(3)	8.3%	8.9%	+62	bp
BIS (Total Capital / RWA)(3),(4)	12.6%	12.7%	+12	bp

(1)   “Assets” refers to Bank’s Total Assets.

(2)          “Basic Capital” consists of Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

(3)   “RWA” stands for Risk-Weighted Assets.

(4)   “Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

REGULATION & SUPERVISION

As mentioned earlier, new laws and surveillance bodies have loomed in the recent months than may affect the banking activity.

On the one hand, a new Chilean consumer protection law has been enacted on December 5, 2011 (that went into effect on March 5, 2012) that aims to increase transparency in the agreements between consumers and banks. Among other issues, the law stipulates that Banks must clearly explain costs and modifications to contracts associated with banking products and services, while objective factors must be defined in order to deny a credit.

On the other hand, the Government has presented a bill in order to lower maximum interest rate caps, from 1.50x to 1.35x the average interest rate for Ch$-denominated loans up to UF200. Preliminary estimations indicates that no more than 2% of our total loans (including outstanding and new balances, as well as overdue loans subject to penalty charges) would be affected by this new law, if enacted. Therefore, we expect non-material effects on our P&L.

Finally, in order to finance an education reform, the Government has recently announced a tax reform that — among other topics — proposes an increase in the statutory corporate tax rate to 20%. Worth noting is that as a result of the earthquake that struck Chile on February 27, 2010 the corporate tax rate had been temporary increased from 17% to 20% in 2011 and 18.5% in 2012, while it should return to 17% in 2013.

NEW REGULATIONS

Chilean Consumer Protection Law

Law 20,555, enacted on December 5, 2011 (in effect on March 5, 2012), defines that banks must:

•             fully disclose the costs, periodicity and mechanisms to modify contracts, events of default, events of early termination, etc.;

•             inform the detailed cost of banking products and services, including termination costs;

•             provide consumer with a quote before rendering a service or delivering a product;

•             terminate the rendering of a service if consumer desires;

•             inform guarantors as to their rights and obligations before they assume that role;

•             not write irrevocable or in blank mandates;

•             explain, in writing, the main provisions when consumers execute standard form contracts; and

•             modify costs of services and products only if mechanisms to do it are based on objective factors and with the consent of the consumer.

Maximum Interest Rates Bill (under discussion)

There are several bills currently under discussion related to maximum legal interest rate. The Government’s proposed law contemplates a reduction of applicable maximum interest rates from 1.50 times to 1.35 times the average interest rate for loans up to UF200 (approximately U.S.$8,500) denominated in Chilean currency.

Potential Tax Reform in Chile (under discussion)

Though no bill has yet been submitted to Congress, there has been a recent announcement from the Government regarding a potential tax reform that, among other issues, may increase the income tax rate from 17.0% to 20.0%

RESULTS BY BUSINESS SEGMENTS

RETAIL BANKING SEGMENT

Our Retail Baking segment posted a 22.9% YoY decrease in income before income tax, from Ch$79 billion in the 1Q11 to Ch$61 billion in the 1Q12. The segment’s bottom line was highly influenced by:

•                  Greater provisions for loan losses. As mentioned earlier, in the last three quarters we have observed an upward trend in overdue loans across the local industry. This trend - mostly related to consumer loans - resulted in greater provisions in our group-based credit risk models. Thus, our Retail Banking recorded provisions of Ch$47 billion in the 1Q12, well above the Ch$18 billion recorded in the 1Q11.

•                  Accordingly, the segment’s ratio of provisions to average loans grew to 2.2% in the 1Q12 from 1.6% in the 1Q11. However, the 1Q11 (and the entire year) represents a low basis for comparison. In fact, the 1Q12’s ratio is slightly above levels of provisioning for normal economic cycles (such as 2010).

•                  Operating expenses that rose by 13.5% YoY, mainly due to greater expenses related to an enlarged distribution network (+Ch$3.7 billion), loyalty programs (+Ch$3.6 billion), personnel (+Ch$3.3 billion) due to increases in headcount (branches) and salaries, as well as greater other expenses (+Ch$2.3 billion).

The above factors were partly offset by operating revenues that rose 12.6% YoY, mainly due to: (i) greater results from lending (+Ch$16 billion), mainly explained by the 20.0% YoY growth in the segment’s loan portfolio, (ii) further contribution from assets funded with current accounts and demand deposits (+Ch$5 billion) whose average balances rose 11.0% YoY, supplemented by higher nominal interest rates as compared to the 1Q11, and (iii) a positive inflation effect on the segment’s UF net asset position.

KEY QUARTERLY FIGURES

Retail Banking	1Q11	1Q12	% Change
Loans to Customers (Billions of Ch$)
Commercial Loans	1,865.5	2,216.4	18.8%
Residential Mortgage Loans	3,061.5	3,798.8	24.1%
Consumer Loans	2,266.1	2,616.8	15.5%
Total Loans	7,193.1	8,632.0	20.0%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	141,455	163,398	15.5%
Net Fees and Commissions	41,192	42,718	3.7%
Other Operating Income	5,542	5,700	2.9%
Total Operating Revenues	188,189	211,816	12.6%
Provisions for Loan Losses	(17,708)	(46,935)	165.0%
Operating Expenses	(91,951)	(104,330)	13.5%
Other	508	385	(24.2)%
Income before income tax	79,038	60,936	(22.9)%

Notes:

As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

RESULTS BY BUSINESS SEGMENTS

WHOLESALE BANKING SEGMENT

Our Wholesale Banking segment recorded a 53.6% YoY rise in income before income tax, from Ch$34 billion in the 1Q11 to Ch$52 billion in the 1Q12. The greater net results were caused by:

•                  Operating revenues that climbed 16.6% YoY, mainly fostered by: (i) an additional contribution of ~Ch$6.0 billion from the funding associated to current accounts and demand deposits (whose average balance increased 13.4% YoY), fostered by a scenario of higher nominal interest rates in the 1Q12 vis-à-vis the 1Q11, and (ii) greater results from lending (+Ch$2.5 billion), prompted by loans that rose 18.2% YoY and lending spreads that have shown an upward trend from the second half of 2011.

•                  A 95.1% YoY decrease in provisions for loan losses. This variance relies on: (i) the release of approximately Ch$4.5 billion related to a corporate customer, whose outstanding loans were assumed by a company with a better credit rating that acquired the business of the former in the 4Q11, and (ii) due to greater provisions in the 1Q11 associated with customers from the fishing and retail industries that were affected by specific productive and commercial difficulties, respectively.

These elements allowed us to more than offset the 7.5% (+Ch$2.2) YoY increase in the segment’s operating expenses, mainly associated with greater personnel expenses (+Ch$1.5 billion).

KEY QUARTERLY FIGURES

Wholesale Banking	1Q11	1Q12	% Change
Loans to Customers (Billions of Ch$)
Commercial Loans	7,355.8	8,695.4	18.2%
Residential Mortgage Loans	8.0	8.6	7.5%
Consumer Loans	7.5	9.2	23.0%
Total Loans	7,371.3	8,713.2	18.2%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	49,014	66,135	34.9%
Net Fees and Commissions	9,144	10,427	14.0%
Other Operating Income	13,647	7,144	(47.7)%
Total Operating Revenues	71,805	83,706	16.6%
Provisions for Loan Losses	(8,940)	(441)	(95.1)%
Operating Expenses	(28,984)	(31,150)	7.5%
Other	160	177	10.6%
Income before income tax	34,041	52,292	53.6%

Notes:

As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

RESULTS BY BUSINESS SEGMENTS

TREASURY AND MONEY MARKET SEGMENT

Our Treasury and Money Market segment recorded a YoY increase of 64.5% in income before income tax, from Ch$6.6 billion in the 1Q11 to Ch$10.9 billion in the 1Q12. This YoY variance was mainly supported by operating revenues that rose 34.7% on a YoY basis, as a result of:

•                  Greater income from short positions in Ch$ and off-shore US$ interest rate derivatives, mainly as a result of the interest rates rise observed in the 1Q12.

•                  A higher inflation that prompted a positive UF effect on the accrual of our available-for-sale portfolio. In the 1Q12 the UF recorded an increase of 106 bp., which almost doubled the 57 bp. rise posted in the 1Q11.

The above factors were supplemented by a decrease of 34.4% in the segment’s operating expenses, mainly due to lower allocated costs.

Also, the decrease in interest rates — mainly explained by lower risk premiums on our foreign investment portfolio — enabled us to accumulate net unrealized gains of Ch$18.2 billion in the 1Q12, as compared to the Ch$3.5 billion accumulated in the 1Q11.

KEY QUARTERLY FIGURES

Treasury Division	1Q11	1Q12	% Change
Securities Portfolio (Billions of Ch$)
Trading Securities	124.7	73.8	(40.8)%
Available for Sale Instruments	1,222.4	1,359.1	11.2%
Held to Maturity Instruments	—		—
Securities Portfolio	1,347.1	1,432.9	6.4%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	8,473	10,337	22.0%
Net Fees and Commissions	(97)	(131)	35.1%
Other Operating Income	579	1,858	221.1%
Total Operating Revenues	8,955	12,064	34.7%
Provisions for Loan Losses	—	374	—
Operating Expenses	(2,305)	(1,511)	(34.4)%
Other	—	13	—
Income before income tax	6,650	10,940	64.5%
O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	3,479	18,163	422.1%

Notes:

As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

RESULTS BY BUSINESS SEGMENTS

OPERATIONS THROUGH SUBSIDIARIES

Our operations through subsidiaries posted a 30.3% YoY decline in income before income tax, from Ch$17 billion in the 1Q11 to Ch$12 billion in the 1Q12. The variance has been mainly related to a YoY decrease of 12.4% in total operating revenues, which in turn is explained by net fees and commissions that posted a 19.9% YoY decline, principally due to:

•                  A 58.2% YoY decrease (or Ch$3.9 billion) in fees associated with our stock brokerage business. This is a consequence of a 52.4% YoY drop in the stock trading turnover, which in turn is the result of higher volatility and lower returns in the local stock market, together with higher nominal interest rates in the 1Q12 as compared to the 1Q11 that have encouraged investors to prefer less risky assets, such as time deposits. Also, during the 1Q11 the subsidiary settled certain one-off deals.

•                  A decline of 13.8% (or Ch$2.3 billion) in fees related to mutual funds management. Although AUM operated by our Mutual Funds subsidiary increased 1.6% YoY, there has been a slight decrease in the asset management margins because of investors’ preference towards fixed-income funds, rather than variable-income ones that have higher margins.

•                  Fees from our insurance brokerage business that decreased 8.7% YoY (or Ch$1.4 billion). This is the result of both a YoY decline of 23.4% in brokered written premiums and also lower market brokerage margins.

The above was partly offset by greater net income from our Factoring subsidiary, as a result a 25.6% YoY rise in average loans that enabled the subsidiary to more than offset the higher cost of funding associated with a higher UF variation that applied to the company’s net liability position in that currency.

KEY QUARTERLY FIGURES

Subsidiaries	1Q11	1Q12	% Change
Securities Portfolio (Billions of Ch$)
Trading Securities	238.8	272.5	14.1%
Securities Portfolio	238.8	272.5	14.1%
Loans to Customers (Billions of Ch$)
Commercial Loans	307.3	409.5	33.2%
Total Loans	307.3	409.5	33.2%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	2,274	1,114	(51.0)%
Net Fees and Commissions	30,526	24,447	(19.9)%
Other Operating Income	4,852	7,423	53.0%
Total Operating Revenues	37,652	32,984	(12.4)%
Provisions for Loan Losses	528	52	(90.2)%
Operating Expenses	(21,329)	(21,209)	(0.6)%
Other	135	15	(88.9)%
Income before income tax	16,986	11,842	(30.3)%

Notes:

As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

CONSOLIDATED STATEMENTS OF INCOME

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	1Q11	4Q11	1Q12	1Q12	% Change		Mar.11	Dec.11	Mar.12	Mar.12	% Change
	MCh$	MCh$	MCh$	MUS$	1Q12/1Q11	1Q12/4Q11	MCh$	MCh$	MCh$	MUS$	Mar.12/Mar.11

Interest revenue and expense
Interest revenue	309,347	435,210	434,426	889.6	40.4%	(0.2)%	309,347	1,495,529	434,426	889.6	40.4%
Interest expense	(107,384)	(199,779)	(190,071)	(389.2)	77.0%	(4.9)%	(107,384)	(624,209)	(190,071)	(389.2)	77.0%
Net interest income	201,963	235,431	244,355	500.4	21.0%	3.8%	201,963	871,320	244,355	500.4	21.0%
Fees and commissions
Income from fees and commissions	91,549	89,882	91,301	187.0	(0.3)%	1.6%	91,549	367,966	91,301	187.0	(0.3)%
Expenses from fees and commissions	(13,534)	(16,298)	(16,035)	(32.9)	18.5%	(1.6)%	(13,534)	(59,193)	(16,035)	(32.9)	18.5%
Net fees and commissions income	78,015	73,584	75,266	154.1	(3.5)%	2.3%	78,015	308,773	75,266	154.1	(3.5)%
Net Financial Operating Income	28,100	(34,047)	(1,779)	(3.6)	(106.3)%	(94.8)%	28,100	26,927	(1,779)	(3.6)	(106.3)%
Foreign exchange transactions, net	(11,887)	3,675	12,241	25.1	(203.0)%	233.1%	(11,887)	(7,973)	12,241	25.1	(203.0)%
Other operating income	7,244	5,473	7,637	15.6	5.4%	39.5%	7,244	24,735	7,637	15.6	5.4%
Total Operating Revenues	303,435	284,116	337,720	691.6	11.3%	18.9%	303,435	1,223,782	337,720	691.6	11.3%
Provisions for loan losses	(26,120)	(16,452)	(46,950)	(96.2)	79.7%	185.4%	(26,120)	(124,840)	(46,950)	(96.2)	79.7%
Operating revenues, net of provisions for loan losses	277,315	267,664	290,770	595.4	4.9%	8.6%	277,315	1,098,942	290,770	595.4	4.9%
Operating expenses
Personnel expenses	(69,107)	(76,271)	(75,204)	(154.0)	8.8%	(1.4)%	(69,107)	(316,991)	(75,204)	(154.0)	8.8%
Administrative expenses	(55,548)	(61,963)	(57,525)	(117.8)	3.6%	(7.2)%	(55,548)	(229,919)	(57,525)	(117.8)	3.6%
Depreciation and amortization	(7,737)	(7,726)	(7,720)	(15.8)	(0.2)%	(0.1)%	(7,737)	(30,711)	(7,720)	(15.8)	(0.2)%
Impairments	0	(627)	0	0.0	0.0%	(100.0)%	0	(631)	0	0.0	0.0%
Other operating expenses	(9,011)	(9,891)	(14,901)	(30.5)	65.4%	50.7%	(9,011)	(35,596)	(14,901)	(30.5)	65.4%
Total operating expenses	(141,403)	(156,478)	(155,350)	(318.1)	9.9%	(0.7)%	(141,403)	(613,848)	(155,350)	(318.1)	9.9%
Net operating income	135,912	111,186	135,420	277.3	(0.4)%	21.8%	135,912	485,094	135,420	277.3	(0.4)%
Income attributable to affiliates	803	537	590	1.2	(26.5)%	9.9%	803	3,300	590	1.2	(26.5)%
Income before income tax	136,715	111,723	136,010	278.5	(0.5)%	21.7%	136,715	488,394	136,010	278.5	(0.5)%
Income tax	(19,830)	(12,135)	(14,849)	(30.4)	(25.1)%	22.4%	(19,830)	(59,588)	(14,849)	(30.4)	(25.1)%
Net Income for the period	116,885	99,588	121,161	248.1	3.7%	21.7%	116,885	428,806	121,161	248.1	3.7%
Non-Controlling interest	0	1	0	0.0	0.0%	(100.0)%	0	1	0	0.0	0.0%
Net Income attributable to bank’s owners	116,885	99,587	121,161	248.1	3.7%	21.7%	116,885	428,805	121,161	248.1	3.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$488.35 for US$1.00 as of March 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in 6K form, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Mar.11	Dec.11	Mar.12	Mar.12	% Change
	MCh$	MCh$	MCh$	MUS$	Mar.12/Mar.11	Mar.12/Dec.11
ASSETS
Cash and due from banks	919,219	881,146	996,023	2,039.6	8.4%	13.0%
Transactions in the course of collection	859,776	373,639	546,454	1,119.0	(36.4)%	46.3%
Financial Assets held-for-trading	363,514	301,771	346,338	709.2	(4.7)%	14.8%
Receivables from repurchase agreements and security borrowings	101,333	47,981	40,050	82.0	(60.5)%	(16.5)%
Derivate instruments	390,798	385,688	375,169	768.2	(4.0)%	(2.7)%
Loans and advances to Banks	343,713	648,425	299,377	613.0	(12.9)%	(53.8)%
Loans to customers, net
Commercial loans	9,528,696	11,204,739	11,321,326	23,182.8	18.8%	1.0%
Residential mortgage loans	3,069,469	3,607,434	3,807,412	7,796.5	24.0%	5.5%
Consumer loans	2,273,606	2,565,620	2,626,001	5,377.3	15.5%	2.4%
Loans to customers	14,871,771	17,377,793	17,754,739	36,356.6	19.4%	2.2%
Allowances for loan losses	(381,056)	(384,490)	(397,449)	(813.9)	4.3%	3.4%
Total loans to customers, net	14,490,715	16,993,303	17,357,290	35,542.7	19.8%	2.1%
Financial Assets Available-for-Sale	1,222,391	1,468,898	1,359,057	2,783.0	11.2%	(7.5)%
Financial Assets Held-to-maturity	—	—	—		0.0%	0.0%
Investments in other companies	13,847	15,418	15,880	32.5	14.7%	3.0%
Intangible assets	35,929	35,517	35,216	72.1	(2.0)%	(0.8)%
Property and Equipment	206,617	207,888	209,188	428.4	1.2%	0.6%
Current tax assets	10,955	1,407	2,197	4.5	(79.9)%	56.1%
Deferred tax assets	107,603	116,282	112,394	230.2	4.5%	(3.3)%
Other assets	333,216	263,584	261,008	534.4	(21.7)%	(1.0)%
Total Assets	19,399,626	21,740,947	21,955,641	44,958.8	13.2%	1.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$488.35 for US$1.00 as of March 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in 6K form, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Mar.11	Dec.11	Mar.12	Mar.12	% Change
	MCh$	MCh$	MCh$	MUS$	Mar.12/Mar.11	Mar.12/Dec.11
LIABILITIES & EQUITY
Liabilities
Current accounts and other demand deposits	4,501,384	4,895,426	5,155,775	10,557.5	14.5%	5.3%
Transactions in the course of payment	695,346	155,424	349,718	716.1	(49.7)%	125.0%
Payables from repurchase agreements and security lending	192,189	223,202	301,456	617.3	56.9%	35.1%
Saving accounts and time deposits	8,160,115	9,282,324	9,140,305	18,716.7	12.0%	(1.5)%
Derivate instruments	389,952	429,913	393,669	806.1	1.0%	(8.4)%
Borrowings from financial institutions	1,517,854	1,690,939	1,698,913	3,478.9	11.9%	0.5%
Debt issued	1,750,887	2,388,341	2,499,397	5,118.0	42.8%	4.6%
Other financial obligations	164,959	184,785	146,950	300.9	(10.9)%	(20.5)%
Current tax liabilities	2,755	4,502	7,442	15.2	170.1%	65.3%
Deferred tax liabilities	26,322	23,213	23,722	48.6	(9.9)%	2.2%
Provisions	224,342	457,938	258,396	529.2	15.2%	(43.6)%
Other liabilities	362,006	265,765	213,311	436.9	(41.1)%	(19.7)%
Total liabilities	17,988,111	20,001,772	20,189,054	41,341.4	12.2%	0.9%
Equity
Belong to the Bank’s Owners
Capital	1,225,969	1,436,083	1,509,994	3,092.0	23.2%	5.1%
Reserves	119,482	119,482	177,574	363.6	48.6%	48.6%
Other comprehensive income	9,034	(2,075)	12,883	26.4	42.6%	(720.9)%
Retained earnings
Retained earnings from previous periods	16,091	16,379	16,379	33.5	1.8%	0.0%
Income for the period	116,885	428,805	121,161	248.1	3.7%	(71.7)%
Provisions for minimum dividends	(75,947)	(259,501)	(71,405)	(146.2)	(6.0)%	(72.5)%
Non-Controlling Interest	1	2	1	—	0.0%	(50.0)%
Total equity	1,411,515	1,739,175	1,766,587	3,617.4	25.2%	1.6%
Total Liabilities & Equity	19,399,626	21,740,947	21,955,641	44,958.8	13.2%	1.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$488.35 for US$1.00 as of March 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in 6K form, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Under Chilean-GAAP)

	Quarters			Year Ended
	1Q11	4Q11	1Q12	Mar.11	Dec.11	Mar.12
Key Performance Ratios
Earnings per Share
Net income per Share (Ch$) (1)	1.42	1.15	1.39	1.42	4.93	1.39
Net income per ADS (Ch$) (1)	849.54	687.26	836.15	849.54	2,959.23	836.15
Net income per ADS (US$) (2)	1.76	1.32	1.71	1.76	5.69	1.71
Book value per Share (Ch$) (1)	17.10	20.00	20.32	17.10	20.00	20.32
Shares outstanding (Millions)	82,552	86,943	86,943	82,552	86,943	86,943
Profitability Ratios (3)(4)(7)
Net Interest Margin	4.65%	4.97%	4.74%	4.65%	4.69%	4.74%
Net Financial Margin	5.02%	4.33%	4.94%	5.02%	4.80%	4.94%
Fees and commissions / Avg. Interest Earnings Assets	1.80%	1.55%	1.46%	1.80%	1.66%	1.46%
Operating Revenues / Avg. Interest Earnings Assets	6.99%	6.00%	6.55%	6.99%	6.59%	6.55%
Return on Average Total Assets	2.49%	1.83%	2.22%	2.49%	2.12%	2.22%
Return on Average Equity (5)	28.12%	20.15%	23.78%	28.12%	23.72%	23.78%
Capital Ratios
Equity / Total Assets	7.28%	8.00%	8.05%	7.28%	8.00%	8.05%
Tier I (Basic Capital) / Total Assets	6.31%	6.85%	6.88%	6.31%	6.85%	6.88%
Tier I (Basic Capital) / Risk-Wighted Assets	8.26%	8.88%	8.88%	8.26%	8.88%	8.88%
Total Capital / Risk- Weighted Assets	12.60%	12.91%	12.73%	12.60%	12.91%	12.73%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.17%	1.03%	1.15%	1.17%	1.03%	1.15%
Allowance for Loan Losses / Total Past Due	218.94%	214.91%	195.02%	218.94%	214.91%	195.02%
Impaired Loans / Total Loans to Customers	3.52%	2.88%	2.96%	3.52%	2.88%	2.96%
Allowance for Loan Losses / Impaired Loans	72.75%	76.93%	75.56%	72.75%	76.93%	75.56%
Allowance for Loans Losses / Total Loans to customers	2.56%	2.21%	2.24%	2.56%	2.21%	2.24%
Provision for Loan Losses / Avg. Loans to customers (4)	0.72%	0.38%	1.08%	0.72%	0.79%	1.08%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	46.60%	55.08%	46.00%	46.60%	50.16%	46.00%
Operating Expenses / Average Total Assets (3) (4)	3.02%	2.88%	2.85%	3.02%	3.03%	2.85%
Balance Sheet Data (1)(3)(7)
Avg. Interest Earnings Assets (million Ch$)	17,371,122	18,940,010	20,632,894	17,371,122	18,560,752	20,632,894
Avg. Assets (million Ch$)	18,753,606	21,759,416	21,817,857	18,753,606	20,267,708	21,817,857
Avg. Equity (million Ch$)	1,449,997	1,734,694	1,782,076	1,449,997	1,620,423	1,782,076
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,662,708	1,977,096	2,037,990	1,662,708	1,807,645	2,037,990
Avg. Loans to customers (million Ch$)	14,601,785	17,152,113	17,404,147	14,601,785	15,870,478	17,404,147
Avg. Interest Bearing Liabilities (million Ch$)	11,328,187	13,754,087	13,620,391	11,328,187	12,548,034	13,620,391
Risk-Weighted Assets (Million Ch$)	17,095,229	19,584,871	19,903,016	17,095,229	19,584,871	19,903,016
Additional Data
Exchange rate (Ch$)	482.08	519.80	488.35	482.08	519.80	488.35
Employees (#)	14,143	14,129	14,114	14,143	14,129	14,114

Notes

(1) These figures were expressed in nominal Chilean pesos.

(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) The ratios were calculated as an average of daily balances.

(4) Annualized data.

(5) ROAE excludes provisions for minimum dividends.

(6) Adjusted by provisions for minimum dividends.

(7) Includes certain reclassifications to conform with 2011 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$488.35 for US$1.00 as of March 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in 6K form, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•           changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•           changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•           unexpected developments in certain existing litigation;

•           increased costs;

•           unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía	Mr. Rolando Arias
Head of Investor Relations	Research & Planning Manager
Banco de Chile	Banco de Chile
Phone Nr. (56-2) 653.3554	Phone Nr. (56-2) 653.3535
Email: pmejiar@bancochile.cl	Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

Banco de Chile

/S/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO